SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited (“ANZ”)

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Subordinated Notes

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A$300,000,000 in aggregate principal amount

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See the Information Memorandum of ANZ dated 23 April 2004 in respect of ANZ’s AUD Domestic Debt Issue Program and the pricing supplement dated 22 May 2006 for the securities.

+ See Chapter 19 for defined terms.

1/1/2003

1

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	New class of securities

If the additional securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration

Issue price for the securities is 100.000% of the aggregate principal amount of the securities. The securities will pay a coupon of 3 Month BBSW plus 0.22% pa until the call date of 23 May 2011. Thereafter, if not called, the securities will pay a coupon of 3 Month BBSW plus 0.72% until maturity on 23 May 2016.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 May 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	Available on request

2

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Available on request

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

3

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

4

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

5

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of + securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

6

Quotation agreement

1                     +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2       We warrant the following to ASX.

•     The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•     There is no reason why those +securities should not be granted +quotation.

•              An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•              Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•              We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•              If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

7

3                     We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                     We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 23 May 2006
Company secretary

Print name:	John Priestley

== == == == ==

8

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar
Debt Issuance Programme

Series No: 38
Tranche No: 1

AUD 300,000,000 Floating Rate Subordinated Callable Notes
Issue Price: 100 per cent.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
(Australian Business Number 11 005 357 522)
Trading as ANZ Investment Bank

CITIGROUP GLOBAL MARKETS AUSTRALIA PTY LTD
(Australian Business Number 64 003 114832)

ROYAL BANK OF CANADA
(Australian Business Number 86 076 940 880)

THE TORONTO-DOMINION BANK
(Australian Business Number 74 082 818 175)

Dealers

The date of this Pricing Supplement: 22 May 2006

This document constitutes the Pricing Supplement relating to the issue of Securities described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004 (the “Information Memorandum”). This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum.

1		Issuer	Australia and New Zealand Banking Group Limited

2	(i)	Series Number:	38

	(ii)	Tranche Number:	1

		(if tangible with an existing Series, details of that Series, the number including the data on which the Securities become tangible)	Not applicable

3		Specified Currency:	Australian Dollars

4		Aggregate Nominal Amount:	A$300,000,000

5	(i)	Issue Price:	100 per cent of the Aggregate Nominal Amount

	(ii)	Net proceeds:	A$300,000,000

6		Specified Denominations(s)	A$1,000

7	(i)	Issue Date:	23 May 2005

	(ii)	Interest Commencement Date:	Issue Date

8		Maturity Date:	23 May 2016

9		Interest Basis:	Floating Rate (Further particulars specified below)

10		Redemption/Payment Basis:	Redemption at Par

11		Change of Interest or Redemption/Payment Basis:	Not applicable

12		Put/Call Options

Issuer Call: The Securities may be redeemed at the option of the Issuer in whole or in part at par on any Interest Payment Date falling on or after 23 May 2001 in accordance with conditions 6.4 and 6.8 (Further particulars specified below)

13		Status of the Securities:	Subordinated Notes

14		Listing:	Australian Stock Exchange

15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		Fixed Rate Security Provisions	Not Applicable

17		Floating Rate Security Provisions	Applicable

	(i)	Interest Period(s)/Interest Payment. Dates/Interest Period Date if not as Interest Payment Date.	3 months. Interest Payment Dates are 23 February, 23 May, 23 August and 23 November each year ending on, and including, Maturity Date

	(ii)	Business Day Convention	Modified Following Business Day Convention

	(iii)	Manner in which the Rate(s) of Interest	Screen Rate Determination

1

is/are to be determined:

	(iv)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	ANZ Investment Bank

	(v)	Screen Rate Determination:	Applicable

		-Reference Rate:	3 month BBSW

		-Interest Determination Date(s):	The first day of each Interest Period

		-Relevant Screen Page:	Recters screen page BBSW

	(vi)	Margin(s):	From, and including, the Issue Date to, but excluding, 23 May 2011: +0.22 per cent. per annum

From, and including, 23 May 2011 to, but excluding Maturity Date: +0.72 per cent. per annum

	(vii)	Minimum Rate of Interest:	Not Applicable

	(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Rate Multiplier:	Not Applicable

	(x)	Day Count Fraction:	Actual/365

(xi)

Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

18		Zero Coupon Security Provisions	Not Applicable

19		Index-Linked Interest Security Provisions	Not Applicable

Provisions relating to redemption

21		Call Option	Applicable

	(i)	Optional Redemption Date(s):	Any Interest Payment Date falling on or after 23 May 2011

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	The Securities may be redeemed at the option of the Issuer, in whole or in part, in accordance with Conditions 6.4 and 6.8

	(iii)	Redeemable in part:

	(a)	Minimum Redemption Amount:	Not Applicable

	(b)	Maximum Redemption Amount:	Not Applicable

	(iv)	Notice period (if other than as set out in the Conditions):	As set out in the Conditions

22		Put Option	Not Applicable

23		Final Redemption Amount:	Outstanding Nominal Amount

24		Early Redemption Amount:	Outstanding Nominal Amount

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

2

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:		Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:		Not Applicable

27	Public Offer Test compliant		Yes

28	Details relating to Installment Notes, including Installment Amount(s) and Installment Dates(s):		Not Applicable

29	Consolidation provisions:		Not Applicable

30	Governing law:		State of Victoria

31	Other terms or special conditions:		Condition 8.2(i) is amended as follows:

		“	Securities may only be transferred within, to or from Australia:

(a) in the denominations specified in the Pricing Supplement:and

(b) if:
(1) the consideration payable at the time of transfer is a minimum amount of A$500,000 (in each case, disregarding moneys lent by the transferor or its associates): and

(2) the transferee is not a ‘retail client’ within the meaning of section 761G of the Corporations Act: or the transfer otherwise does not require disclosure to investors in accordance with Part 6D.2 and Part 7 of the Corporation Act.”

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	ANZ Investment Bank (Lead Manager and Dealer)

Citigroup Global Markets Australia Pty Ltd
Royal Bank of Canada
The Toronto-Dominion Bank
(Dealers)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional selling restrictions:	As set out in the Schedule to this Pricing Supplement.

OPERATIONAL INFORMATION

35	ISIN;	AU0000ANZHP4

36	Common Code	ANZHP (ASX Code)

37	Any cleaning system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

3

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 23 May 2006.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:	/s/ R. Moscati
Duly Authorised Signatory
Rick Moscati
Group Treasurer

4

SCHEDULE
ADDITIONAL SELLING RESTRICTIONS

Hong Kong

Each Dealer represents and agrees that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Securities other than (i) to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap 571) of Hong Kong and any rules made under that Ordinance: or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have it its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respects to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap 571) of Hong Kong and any rules made under that Ordinance.

5

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited (“ANZ”)

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Subordinated Notes

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A$300,000,000 in aggregate principal amount.

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See the Information Memorandum of ANZ dated 23 April 2004 in respect of ANZ’s AUD Domestic Debt Issue Program and the pricing supplement dated 22 May 2006 for the securities.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	New class of securities

If the additional securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration

Issue price for the securities is 99.136% of the aggregate principal amount of the securities. The securities will pay a coupon of 6.25% pa until the call date of 23 May 2011. Thereafter, if not called, the securities will pay a coupon of 3 Month BBSW plus 0.72% pa until maturity on 23 May 2016.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 May 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	Available on request

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Available on request

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34		Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all + securities quoted on ASX ( including the securities in clause 38)

Quotation agreement

1                     +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2       We warrant the following to ASX.

•     The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•     There is no reason why those +securities should not be granted +quotation.

•              An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•              Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•              We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•              If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                     We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                     We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Date: 23 May 2006
Company secretary

Print name:	John Priestley

== == == == ==

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar
Debt Issuance Programme

Series No: 37
Tranche No: 1

AUD 300,000,000 6.25% Fixed Rate Subordinated Callable Notes
Issue Price: 99.136 per cent.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
(Australian Business Number 11 005 357 522)
trading as ANZ Investment Bank

CITIGROUP GLOBAL MARKETS AUSTRALIA PTY LTD
(Australian Business Number 64 003 114 832)

ROYAL BANK OF CANADA
(Australian Business Number 86 076 940 880)

THE TORONTO-DOMINION BANK
(Australian Business Number 74 082 818 175)

Dealers

The date of this Pricing Supplement is: 22 May 2006

This document constitutes the Pricing Supplement relating to the issue of Securities described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004 (the “Information Memorandum”). This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number	37

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	A$300,000,000

5	(i) Issue Price:	99.136 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	A$297,408,000

6	Specified Denomination(s):	A$1,000

7	(i) Issue Date:	23 May 2006

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	23 May 2016

9	Interest Basis:	From and including, Issue Date to, but excluding, 23 May 2011: Fixed Rate

From and including, 23 May 2011 to, but excluding, Maturity Date: Floating Rate

(Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	From and including, 23 May 2011 the Securities will attract a Floating Rate of interest (Further particulars specified below)

12	Put/Call Options:

Issuer Call: The Securities may be redeemed at the option of the Issuer in whole or in part at par on any Interest Payment Date falling on or after 23 May 2011 in accordance with Conditions 6.4 and 6.8 (Further particulars specified below)

13	Status of the Securities:	Subordinated Notes

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions		Applicable

	(i)	Rate of Interest:	6.25 per cent. per annum payable semi-annually in arrears during the period commencing on, and including, the Issue Date and ending on, but excluding, 23 May

1

2011

	(ii)	Interest Payment Date(s):	23 May and 23 November in each year commencing 23 November 2006 up to, and including, 23 May 2011

	(iii)	Fixed Coupon Amount(s):	A$31.25 per A$1,000 in Nominal Amount on each Interest Payment Date up to and including 23 May 2011

	(iv)	Broken Amount(s):	Not Applicable

	(v)	Business day Convention:	Following Business Day Convention

	(vi)	Day Count Fraction:	RBA Bond Basis

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Securities:	Not Applicable

	(viii)	Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions		Applicable

	(i)	Interest Period(s)/Interest Payment Dates/Interest Period Date if not an Interest Payment Date:

3 months during the period commencing on, and including, 23 May 2011 and ending on, but excluding, Maturity Date. Interest Payment Dates are 23 February, 23 May, 23 August and 23 November each year ending on, and including, Maturity Date.

	(ii)	Business Day Convention:	Modified Following Business Day Convention

	(iii)	Manner in which the Rate(s) of Interest	Screen Rate Determination
is/are to be determined:

	(iv)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	ANZ Investment Bank

	(v)	Screen Rate Determination	Applicable

		-Reference Rate:	3 month BBSW

		-Interest Determination Date(s)	The first day of each Interest Period

		-Relevant Screen Page:	Reuters screen page BBSW

	(vi)	Margin(s):	From, and including, 23 May 2011 to the Maturity Date: +0.72 per cent per annum

	(vii)	Minimum Rate of Interest:	Not Applicable

	(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Rate Multiplier	Not Applicable

	(x)	Day Count Fraction:	Actual/365

	(xi)	Fall back provisions, rounding provisions denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

18	Zero Coupon Security Provisions		Not Applicable

19	Index-Linked Interest Security Provisions		Not Applicable

Provisions relating to redemption

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21		Call Option	Applicable

	(i)	Optional Redemption Date(s):	Any Interest Payment Date falling on or after 23 May 2011

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	The Securities may be redeemed at the option of the Issuer, in whole or in part, in accordance with Conditions 6.4 and 6.8

	(iii)	If Redeemable in part:

	(a)	Minimum Redemption Amount:	Not Applicable

	(b)	Maximum Redemption Amount:	Not Applicable

	(iv)	Notice period (if other than as set out in the Conditions):	As set out in the Conditions

22		Put Option	Not Applicable

23		Final Redemption Amount:	Outstanding Nominal Amount

24		Early Redemption Amount:	Outstanding Nominal Amount

Early Redemption Amount(s) payable on redemption of taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Condition 8.2(i) is amended as follows:

“Securities may only be transferred within, to or from Australia:

(a) in the denominations specified in the Pricing Supplement; and

(b) if:
(1) the consideration payable at the time of transfer is a minimum amount of A$500,000 (in each case, disregarding moneys lent by the transferor or its associates); and

(2) the transferee is not a ‘retail client’ within the meaning of section 761G of the Corporations Act: or the transfer otherwise does not require disclosure to investors in accordance with Part 6D.2 and Part 7 of the Corporations Act.”

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	ANZ Investment Bank (Lead Manager and Dealer)

Citigroup Global Markets Australia Pty Ltd

3

Royal Bank of Canada
The Toronto-Dominion Bank
(Dealers)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional selling restrictions:	As set out in the Schedule to this Pricing Supplement.

OPERATIONAL INFORMATION

35	ISIN;	AU0000ANZH07

36	Code	ANZHO

37	Any cleaning system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 23 May 2006.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:	/s/ Rick Moscati
Duly Authorised Signatory
Rick Moscati
Group Treasurer

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SCHEDULE
ADDITIONAL SELLING RESTRICTIONS

Hong Kong

Each Dealer represents and agrees that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Securities other than (i) to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap 571) of Hong Kong and any rules made under that Ordinance: or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have it its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap 571) of Hong Kong and any rules made under that Ordinance.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 07 June 2006
* Print the name and title of the signing officer under his signature.